Exhibit 99.(a)(33)

Conference Call
Gold Fields – Q2 F2005 Quarter Earnings

31 January 2005

Introduction

Operator

Good day, ladies and gentlemen. Welcome to your Gold Fields’ 2005 second quarter earnings conference call. My name is Bernie and I’ll be your coordinator today. At this time all participants are in a listen-only mode and we will be conducting a question and answer session at the end of today’s conference. If at any time during the call you require assistance please press * 0 and a coordinator will be happy to assist you. As a reminder, this call is being recorded for replay purposes.

I would now like to turn the presentation over to our host for today, Mr Willie Jacobsz of Gold Fields. Please proceed sir.

Willie Jacobsz – Investor Relations

Thank you very much Bernie. Ladies and gentlemen, thank you for joining us for this conference call on the second quarter results for F2005 for Gold Fields. The discussion will be led by Ian Cockerill, who will do a brief introduction. After that Nick Holland, our Chief Financial Officer will talk us through the finances for the quarter, followed by Mike Prinsloo who will talk about the South African operations, and John Munro, who will talk about international operations. Ian will then do a brief wrap-up whereafter we will take questions. I hand over to Ian Cockerill.

Ian Cockerill - CEO

Willy, thank you very much indeed. And good afternoon, or good morning everybody, depending upon where you are in the world, and thank you for joining us here on this conference call.

2005 Second Quarter Earnings	Gold Fields

You will all recall that towards the end of 2003 this management team laid out its strategy for turning around the South African operations. To refresh your memory, at that time our strategy we called the ‘Wal-Mart’ strategy, and that was the strategy which we instituted at the time of a very weak Rand. We took advantage of this weaker Rand to mine previously marginal materials. The so-called high volume, low grade approach.

As the Rand started to strengthen, and we believed that this was going to be stronger for longer, we decided to turn the strategy around to a higher grade, low volume strategy, or what we refer to as the ‘Saks Fifth Avenue’. That is, mining at values in line with the longer term or reserve grades, as published in our annual report.

Now, at the same time, we initiated Project 500, which was a process whereby we would enhance margins by both improved gold output, as well as other cost saving initiatives. And today, it’s very pleasing to report that these strategies are continuing to deliver tangible results that are showing up in the bottom line, showing improved results quarter after quarter. We’ve been able to restore our yields to reflect the long-term life-of-mine grades of all of our operations, while at the same time reducing costs significantly. And, despite some concerns in the marketplace, we are doing this without high-grading those operations, as the detailed presentation on our website clearly spells out.

In fact, over the past year our cash costs expressed in Rand have reduced by 3%, whilst production has remained constant. This in the year in [June] which we saw a 7% wage increase as well as several other significant inflationary price increases. Nick is going to highlight some of the progress that we’ve made in achieving those sustainable cost savings later on in the call.

Now, this past quarter we saw all of our operations perform to expectations and we’ve been able to achieve the forecast that we gave you last quarter. We saw good improvements from the South African operations, a flat quarter from St Ives. Damang and Agnew performed well. But Tarkwa is the star performer as benefits from the new mill began to kick in.

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2005 Second Quarter Earnings	Gold Fields

Overall, production this quarter was up 4% to 1.048 million ounces, while cash costs were down by over 2% to [R64,921] per kilogram, or up about 1% in US dollar terms to US$330 per ounce. Operating profit of US$103m was 43% higher than the previous quarter, and this was largely as a result of an improved operational performance, supported by an improved price received for the product.

Core earnings, which excludes all of the impacts of financial instruments, came in at US$0.03 cents per share, which is up from a break even in the previous quarter. And, pleasingly, the dividend of 30 South African cents per share has been declared by the Board as an interim dividend which will be paid out on Monday, February 28 to [all] shareholders on the record date of Friday, 25 February.

So, all round a pleasing performance, bearing in mind the twin issues overhanging the company, from the hostile Harmony bid and the strong Rand operating environment here in South Africa.

With those few opening remarks, let me pass you over to Nick, to take you through the financials, and then Mike and John will follow up with their respective areas of operational responsibility.

Nick Holland - Chief Financial Officer

Thank you Ian. Revenue for the quarter was up from US$425m in the September quarter to US$480m in the December 2004 quarter. This was due to the combined impact of an improvement in the price achieved from US$400 an ounce to US$431 an ounce, but also due to about a 4% increase in attributable gold production. And that increase in revenue you see is split roughly 50/50 between those two causes.

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2005 Second Quarter Earnings	Gold Fields

Operating costs per quarter have increased by 4% from US$367m to US$382m. This is due to the combined impact of the increased gold production, as well as a strengthening in the Rand/dollar exchange rate from R6.36 in the September quarter to R6.12 in the December quarter.

Operating profit increased from US$72m in September to US$104m in the December quarter, an increase of 44%. Accordingly, operating margin improved from 17% to 22% and this is the sort of level that we need to maintain going forward to sustain this company in the longer term. Net operating profit after amortisation increased from US$30m to just under US$42m for the quarter.

During the quarter the company brought to account the costs in relation to the failed IAMGold transaction. That amounts to around US$10m. And also the costs incurred to date, as well as the accrual of certain known costs in respect of the Harmony hostile bid amounting to US$13m. This was partially offset by profit on the sale of investments of around US$6m which resulted from the sale of some non-core offshore investments.

Net earnings for the period was at US$13m, compared to US$16m in the previous period. With the exceptional cost items are stripped out relating to the cost of the IAMGold transaction as well as the costs in relation to the Harmony bid to date, an adjusted earnings on a like-for-like basis for the period would have been US$37m compared to the US$16m in the previous period. And this reflects the substantial improvement in the operational results for the period.

The net cash outflow for the quarter was US$26m and this is mainly due to the continued significant capital expenditure incurred on the growth projects in Tarkwa and Australia, with roughly the same amount invested in these projects during the quarter. These projects, which have now been fully funded or fully paid for, resulted in a total cost of around US$160m in Ghana and AUS$125 in Australia.

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2005 Second Quarter Earnings	Gold Fields

We’re pleased to report that we’ve been able to fund this internally without any recourse to debt, and after having funded these projects, the benefits we’re starting to see coming through in our production increases, cash at the end of the period was US$522m. If one adds on near cash in the form of the Australian dollar hedges that were crystallised a year ago, we can add on another US$80m for that, and we can also add on a further US$60 or US$70m in the form of liquid listed investments.

So the balance sheet of the company remains very, very strong, which we think is appropriate, particularly given the strong Rand environment that continues to prevail in South Africa. We don’t foresee that this is going to change in the short to near-term and the company is being positioned to deal with it. We’re very well pleased with the balance sheet we’ve put together and the cash position we have to fend off this tough Rand.

I want to talk briefly about cost control. We’ve had some tremendous successes in reducing our costs over the last couple of quarters and just to recap for those of you not familiar with us, Project 500 was born about a year ago, in fact more than a year ago, about 15 months ago. That’s made up of two projects, Project 400 which was slated to provide an additional R400m a year extra revenue. My apologies for talking Rand after we’ve gone into dollars but we don’t have these figures in dollars at the moment. An additional R400m of revenue was slated to come from improved production from the local operations. Mike will talk about that in more detail under his presentation.

Project 100 was made up of R100m savings. Principally on stores issues, which make up close to 50% of our total costs, and that was due to improved controls over consumption, improved standards in norms, which is like a billet of material, and savings of R100m a year were due to be delivered on that.

We then created what we call Project Beyond, which was an improved supply chain management project, whereby we would get our procurement in line with international best practice, and on a total universe spend of about R3b we were wanting to save between R200m and R300m per annum. So those were the main projects that we focused on over the last year and I’m going to give you a brief update as to where we are.

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2005 Second Quarter Earnings	Gold Fields

First of all, on Project 100, the good news is that by the end of December we essentially finished the project. When we say finish, we’ve achieved the objectives but obviously these initiatives never really cease and the operations are still running with us. We’ve achieved, on an annualised basis up to December, R140m worth of savings. So we’ve actually exceeded the target that we set out for ourselves. And that really is through improved standards and norms, improved logistics and enhanced production planning.

If we look at Project Beyond, which was the project to improve the whole procurement drive, the critical success factors we focused on over the period is understanding our commodities better, doing more extensive research into supply markets, standardising commodities where possible, looking at electronic auctions, and getting larger number of suppliers into the bid process, thereby improving the price tension.

Over the period up until December, we focused on the first section of that project, which looks at baseline spend of R345m and so far we’ve generated contractual savings against that of R41m. Now that doesn’t look like a lot in isolation, but bear in mind that’s only the first phase of the project and we’ve only analysed about 12 or 13% of the total spend.

The next two blocks will be finished by the end of June, and that analyses another R900m worth of expenditure and we’re hoping to generate further savings of about R90m against that.

Now, none of these savings are currently in our costs. In other words, you’re not seeing the benefit of these, simply because it takes time to realise the savings in terms of the draw-downs against contracts, and you’ll see that over the next 3 or 4 quarters. So we’ll see further cost reductions over that period.

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2005 Second Quarter Earnings	Gold Fields

If we look at what we’ve achieved through all these projects, if we look a year ago at the South African operations, we’ve dropped our costs in unit terms by 4% year-on-year. If we compare the second quarter of fiscal 2004 against the second quarter of fiscal 2005 we have dropped our costs by 4%. But against that background we’ve also increased our production by 4%. So we’ve done more for less. And if you look at our total costs in Rm, and bear in mind that we have to absorb significant wage increases in this country, that the basket of goods that we’ve purchased has an annualised inflation rate of about 6 to 7%, you know the wage increases we mentioned before, that was 7%. We reduced our overall total costs by 1%. That’s our total costs in Rm. They’ve come down from R1.7b to R1.68b over that same period.

So if you superimpose the inflation we’ve had to absorb on top of that, then clearly you can see that we’ve generated around about R80m to R100m a quarter of savings. And that translates into around R400m a year. Bring that back to dollars — that’s worth around about US$70m in cost savings a year. And if you look at where we are in terms of delivery against those projects, we’ve only generated so far around about 20 to 25% of the total benefit that we’ve set out for ourselves.

So I think the exciting news for Gold Fields is that we’ve got much more to come. We’ve brought up the momentum on these cost initiatives, and you’ll certainly see our costs continue to come down if we can keep these projects going.

I think with that, I’m going to hand over to you Mike Prinsloo.

Mike Prinsloo - Head of South African Operations

Thanks, Nick. Good afternoon, everybody. As Ian mentioned, the South African operations delivered a strong quarter with gold production up 3.6% to 32.5 tons of gold, or 726,000 ounces for the quarter. Total cash costs were down 2% to below R72,000 a kilogram or, at this exchange, US$366 an ounce. Operating profit was up nicely to US$36.2b and our operating margins improved from 7% the previous quarter to 12% this quarter, in spite of the strong Rand.

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2005 Second Quarter Earnings	Gold Fields

Our capital spend was R26.6m. That was on the back of acceleration of some key refrigeration and ventilation projects on all the long-life shafts, which we consciously did to give us more flexibility as we go forward over the next few quarters.

So in summary, South African ops, we’ve stabilised the yields at these levels. We are currently pushing to improve the volumes, having moved from the Wal-Mart to the Saks strategy as Ian has mentioned. We’ve gone about the process of debottlenecking all the shafts through a process of [theory of] constraints and that’s working very well. These are all delivering results in terms of Project 500, with productivity improving 3% in terms of m2/TEC quarter-on-quarter and our operating profit improving by 87%.

Our long-life shaft projects, that is Driefontein 5 and Driefontein 1, Kloof 4, Beatrix 3 and Beatrix 4 are all progressing well. The production build-ups are progressing well and all the associated work and projects are on track to stay on line with the production build ups.

Just turning to the Christmas break. We had a successful Christmas break this year, when we completed many of the key projects that were planned over this period in the time frame that was allowed. We treated all the stockpiles which we referred to in the quarterly write-up. They were successfully treated and we’ve managed to restore the volumes of production volumes a lot quicker this year following the Christmas break than what has been done in previous years. So all in all a strong quarter from our South African ops.

If we turn to Beatrix mine. Beatrix had an improved performance with gold production up at 4.9 tons or 158,000 ounces. The total cash costs at US$413 an ounce. A lot of work still to be done there, giving us a nice operating core of ... a nice turnaround on operating profit of actually getting a positive to the extent of R1m or US$1m compared to a R20m loss, or US$4m loss last quarter.

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2005 Second Quarter Earnings	Gold Fields

On the capital front, we spent R58m, or US$9.5m on number 3 shaft and 4 shaft, preparing them for their production build-ups as we go forward.

If we look at the outlook for the March quarter, production of gold at Beatrix should be slightly down and costs flat quarter-on-quarter as we are in the process of closing down some of the marginal shaft areas at 2 shaft and moving those crews to 4, 3 and 1 shaft. This is a temporary measure of loss of about 250kg over the next quarter, but we’ll make that up as we build production back at 4, 3 and 1. We’re also stopping the surface rock dump treatment at 2 plant on the back of that it’s not making money at these price levels.

An improvement that showed a lot of pleasure at Beatrix was a great improvement from 4.4 grams per ton to 4.7 grams per ton quarter-on-quarter and our objective is to get that to about 5 as soon as possible and then to stabilise the volumes at those levels.

The project work on the logistics project at 4 shaft has been completed – or virtually completed. We’ve done 5 months of good work there and that project has a head-up plan and really pulls at 5 to start boosting the volumes at number 4.

Turning to Driefontein. Driefontein had a consistent quarter with gold production up 2% at 8.9 tons or 288,000 ounces for the quarter. The total cash cost slightly down at R67,000/kg, or US$341 an ounce. This gave us an operating profit of US$21.9m with a capital spend of US$6.8m. And if we look at the gold production for the coming quarter, gold and cost should be very really similar to the December quarter as we go forward.

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2005 Second Quarter Earnings	Gold Fields

On the grade side, Driefontein is mining currently to [indiscernible] mine grades of 8.1 grams a ton and the big challenge for Driefontein is to now build volumes at this level.

Turning to Kloof. Kloof had an excellent quarter with gold production up 5% or 500kg up to 8.7 tons of gold or 280,000 ounces, with cash costs down at 3% to R71,500/kg, or US$364 an ounce. Operating profit doubled to 14.3m and capital spend was set at US$10.3m, most of that being spent on the new number 4 shaft in this quarter.

Looking forward for Kloof, gold production and costs should be similar to the March quarter. In this quarter we will make a decision to close down number 3 plant, which is an old gold plant treating surface rock dump. It’s not contributing at this stage and we will be looking at closing that plant and rationalising across the property on gold plants. Also, the surface rock dump treatment will be stopped and will be left in abeyance for when price recovers, if it does, in the longer term.

On underground grades and yield side Kloof’s still has headroom, was a slight improvement quarter-on-quarter. Grew from 9.1 to 9.2 grams a ton and we’re targeting 10 grams a ton to get Kloof into a steady state at those levels. This all depends on the mix of the amount of slug and terrace mining that we will do in the next quarters. But 10 is the target, and then to build volumes at those levels.

In conclusion, the challenge of mines for the South African ops to grow margins at these current prices and our response remains to continue with increased quality of volumes in the areas that we are currently mining in, to further push productivity improvements, to continue with our aggressive cost management that we’ve put in place and to reinforce over the next two quarters all the principles that we’ve put in place on Project 500 and the Saks strategy across all the shafts. A [focal] bottom line focus for these ops.

I’ll now hand over to John on the international ops. Thanks.

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2005 Second Quarter Earnings	Gold Fields

John Munro - Head of International Operations

Right, good afternoon and good morning. If we start with a brief overview on the international operations group, it certainly was a good quarter for the portfolio as a whole. Total gold production was up from 5% to 322,000 ounces and total cash costs for the International Group was stable at US$263 an ounce. A combination of these two led to a significant increase in operating profit to some US$67m for the quarter. That’s some 26% up on the quarter to September and represents around 70% of Gold Fields operating profit. It also represents a very healthy operating margin of some 40%.

In the quarter total capital expenditure for the operation declined from US$90m to US$56m and as Nick said earlier that reflects the ongoing decline in expenditure as we brought the various expansion projects to completion. The international development projects really have been the highlight of the quarter, with the early completion and the ramp up of the Tarkwa expansion, or the Tarkwa mill, and then also the commissioning and initial ramp up of the St Ives mill and I’ll talk more about those two later.

So overall the international operations had a good quarter and in very good condition going forward. We are looking for a decent improvement in gold production again in the March quarter, that’s on the back of the full benefits of the expansion to St Ives and Tarkwa coming to account. And we’re looking for total cash costs to move down.

Looking at the individual operations, and starting with the Tarkwa mine in Ghana. Gold production up very substantially to 168,000 ounces in the quarter versus 125,000 in the September quarter. Of this increase 15,000 ounces are attributable to the heap leach plant and that really represents a reduction in gold in process or gold being released from the heap leach pads. That reflects ongoing management of the heaps but also the good volumes of gold that we’ve stacked there in previous periods. Gold production from the mill contributed 28,000 ounces for the December quarter.

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2005 Second Quarter Earnings	Gold Fields

Total cash costs declined about 10% to US$224 an ounce and that really reflects the full benefit of the owner mining conversion now coming to account, and obviously not yet the full benefits of the mill expansion which we’ll see in coming quarters.

As a result of the higher gold production and lower costs, operating profits increased 84% at Tarkwa to some US$35m, an excellent operating result for this mine. Total capital expenditure down to US$20m as we come to the end of the expansion project. Mining operations performed well during the period and will continue to do so going forward.

In terms of outlook, we are looking for a further 10% increase in gold production in the March quarter and this really reflects the full benefit of having the mill operating for that entire period. Total cash costs should start to approach US$200 an ounce in the March quarter.

Just to talk a bit about the Tarkwa expansion, which is now effectively complete. It has been a very satisfying project for us and the team there has done an excellent job delivering that project on time and on expectation.

You will recall in previous quarters we reported on the successful conversion to owner mining which came on on budget and the fleet is achieving and exceeding productivities in almost every single measure. So that’s worked out very well.

During the December quarter we commissioned the new CIL plant 2 months ahead of schedule. We expected to do that in December and in fact commissioned it during October and had the first full month of operation in the month of November. In fact, in that month, the mill achieved about 5% ahead of its design capacity of 350,000 tons per month. So that mill really is achieving in excess of expectation. Our unit costs are where they should be, and we’re exceeding our process specifications, whether that’s measured in terms of grind, recovery, tail grade, the plant is performing very well.

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2005 Second Quarter Earnings	Gold Fields

So the entire Tarkwa expansion really in place and performing beyond expectations and that means that Tarkwa’s annualised gold production should now move to in excess of 700,000 ounces per annum.

And to just putting that into perspective against the background of the ore reserve that we announced for this mine earlier this year - or, excuse me, last calendar year — when we said that Tarkwa had now some 15m ounces of ore reserves at US$350 an ounce gold price. We told the market this morning that in fact if you were to look at those reserves at US$450 an ounce gold price, Tarkwa is now 20m ounce ore reserve mine. So really, a fantastic asset emerged there.

And going forward, we’ve got a very strong focus on optimising existing operations there, having come out of a tremendous period of growth.

Staying in Ghana, the Damang mine also had an excellent quarter. Gold production effectively flat at 67,000 ounces and total cash costs have declined slightly to US$226 an ounce. That decline in cash costs reflecting slightly lower mining volumes both in terms of ore and waste as we are largely focused on treating of stockpiles at the moment as we move to some of the newer pits at that mine.

Operating profits increased some 27% at Damang up to US$14m, and a fairly nominal capital expenditure on this mine. Damang continues to produce very nice cash flows for our company, of the order of some US$10m per quarter on a pre-tax basis.

Looking to the future, Damang’s gold production will decline slightly as we get slightly lower grades out of the stockpiles but also moving into mining some of the lower grade pits and we’ll see a concomitant increase in total cash costs going forward. Also, because we’re going to return mining to more normal levels in the coming quarter.

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2005 Second Quarter Earnings	Gold Fields

Moving across to Australia. St Ives certainly was the poorest performer in the portfolio, in fact across the Group, with gold production down to 107,000 ounces in the quarter versus 123,000 in the September period.

Now this only reflects a very poor performance out of the old mill. You will be aware that we are currently replacing that mill with a new plant that was commissioned during the quarter and it’s been a difficult balancing act not to exceed the investment in the old plant and also to keep it running.

Typically, this plant treats about 780,000 tons per quarter through the old mill and in this period it only treated some 662,000. So that reduction in tonnage through the mill is what accounts for the significant drop in gold production. That then had knock-on effect to total cash costs which moved contrary to our original outlook and again that’s purely as a result of the increased volume. If you were to adjust for the lower volume, you’d see that there’s nothing else behind that increasing total cash cost.

Operating profit obviously declined on the back of this and capital expenditure’s now down to A$32m for the quarter, reflecting largely completion of the mill.

Now, during the quarter the St Ives mill was commissioned as we had promised. It produced some gold during the month of December and had come in inside of the A$125m budget that we’d set out originally.

We’ve been very pleased with the speed with which the mill has been commissioned. We are using some fairly tricky technology, or demanding technology, on this very large single-stage sag mill, with the integrated wrap-around drive with the motors effectively integrated into the mill’s shell.

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2005 Second Quarter Earnings	Gold Fields

It’s a technology that has long-term operating benefits, but can be quite tough to commission, so the speed with which it’s come out has been very pleasing to us. So, the mill was commissioned in the month of November - sorry, the month of December, and we expect the ramp up to happen through the month of January. That’s happening as we speak at the moment.

Looking to the future, we are going to expect a decent increase in gold production from St Ives for the March quarter and this reflects a period when we’ll operate the old mill and the new mill in parallel until we are satisfied that the new mill is completely commissioned and operating reliably. So a significant increase in gold production coming there.

Now, unit costs will not decline significantly in the coming period. That’s because our total cash costs will include some significant non-cash charges as we treat some fairly high cost stockpiles that have built up ahead of the St Ives mill, ahead of the commissioning. This along with some of the residual costs from the old mill will be around in the March quarter and we look for a much better improvement going into the June quarter at the end of this year.

Finally, the Agnew mine in Australia. Again, a very good story. Gold production up about 6% to 49,000 ounces. Total cash cost largely flat from the previous quarter. This is a result of 10% increase in operating profits to some A$10m for the period to December.

Capital remains fairly high at Agnew as we continue the stripping of the new Songvang open pit and the development of a new main zone underground mine.

Those are important projects for the future and we’ve got some very interesting things in the pipeline at Agnew going forward.

In terms of output, we expect Agnew to maintain this level of production and profitability and continue to be an important source of profit into the future.

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2005 Second Quarter Earnings	Gold Fields

So that’s the operating mines.

Moving across to our development projects in Finland and Peru. Firstly, the Arctic Platinum Project. Our focus there remains on the Suhanko open pit project which is a project to develop some large open pits with the production of concentrates on site, the toll treatment offsite.

During the quarter, the bulk of the work focused on the permitting of the project as well as extensive interaction with stakeholders and continued to move on the land acquisition for the project.

You will recall in the previous quarter we referred to a mid feasibility study review. We had commissioned in about the month of October. This was to review some of the parameters that were going to a feasibility study and the scale of the project being considered there. This review is due to be completed in early February and we expect to take the decision on the way forward for Arctic during the third quarter of F2005 or the period ending March.

Then across in Peru at the Cerro Corona project, you again will recall that in the previous quarter Peru experienced some severe civil disturbances associated with gold mining and in particular, in the Cajamarca district which is where the Cerro Corona project is located. And that had direct impacts on our sites, as well as more broadly in the mining industry.

During the December quarter however we managed to restore access to the site, as well as resolving some title issues in terms of ownership of the project area and as a result, were able to restore activities on this site and start to move forward on the permitting and the balance of the feasibility study work.

We expect to submit the environmental permit in the third quarter of this year and expect to come back late in the first quarter or second quarter of F2006. That’s about a six to nine month permitting window, which is now typical for that environment given the heightened level of vigilance around these permitting exercises in Peru.

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2005 Second Quarter Earnings	Gold Fields

The final leg of Corona is in the feasibility study and we have now committed to a final phase of that having appointed a new contractor to move forward with that and that work has commenced and will be completed by the end of this fiscal year, or the end of June of 2005.

We are moving forward on a slightly bigger case than we had previously spoken to the market about. Where a base ore and concentrated treatment rate will be some 6.2mtpa.

So that’s the development projects. Then in summary, the international operations are in very good shape. We’re looking for an increased production coming out in the coming period as an improvement in margins. And really to end with, to reiterate Nick’s point, that the development projects are now delivering, but also fully funded. So from a financial point of view, in excellent condition.

Thank you and back to Ian.

Ian Cockerill – CEO

Thanks John. Before I move on to the concluding remarks I just want to touch briefly on exploration.

You are aware that for many years Gold Fields has maintained a very well funded and resourced global exploration programme. And in fact, last year alone we turned over 16 projects that didn’t match the Gold Field’s franchise and we replaced them with fresh opportunities.

However, one of our more promising programmes that I really would like to bring to your attention is that of the Essakan project in Burkina Faso where, in conjunction with our joint venture partners Orezone, we’ve currently defined an indicated and inferred resource of over 2 million ounces with very exciting potential to develop more past this point.

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2005 Second Quarter Earnings	Gold Fields

Certainly we’re confident enough to further expand the drill programme here and over the next quarter or so we will be commencing with an initial scoping study to evaluate this camp’s potential and possible development.

Certainly, the work that we have done to date there leads us to believe that this is a very significant find. Whilst it’s not one particular ore body, we have the Essakan main zone, which is one central ore body surrounded by several satellite opportunities, all within a 10km radius of the main open pit. And it’s looking extremely exciting. Certainly a lot of the work that we have done leads us to believe that, as I said before, that we will be able to significantly increase the amount of ounces that we get here. So we’re looking very forward to some positive outcome on this project.

Then onto the concluding remarks. I think as Nick previously stated, whilst our cost management initiatives are already showing bottom line benefits, the whole process is gaining momentum and we’re going to start reaping the benefits of recent contract renewal initiatives over the coming year as we draw down on those improved contract prices.

In addition, you’ve heard from both Nick. Sorry, from both Mike and John that our operations are doing well and despite the disruption of the Harmony bid and our operational staff have remained focused on getting the job done and we’re looking forward to improved performance – operational performance – in the March quarter.

In fact, I think it is great credit to the operational staff that they have been able to improve their performance, not just in terms of output and costs, but also in terms of safety during this very trying time.

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2005 Second Quarter Earnings	Gold Fields

Our outlook for the next quarter is positive. We believe there will be a further increase in gold output somewhere to in the order of 1.09 million ounces and a similar cash cost per ounce as this quarter. That’s always subject to the Rand/dollar exchange rate not fluctuating within too wide a range of where it currently sits.

In fact, I think it is fair to say that the people of Gold Fields need to thanked for an exceptional performance under the trying circumstances, not only of the Harmony hostile, but also the tough Rand environment that they find themselves in. Clearly, this is a demonstration of the inherent qualities and determination that resides within the company and shows that Gold Fields can and has delivered on its promises. I think this is truly a hidden and hugely undervalued asset within the company.

And finally, where are we with respect to the Harmony bid? Our position remains unchanged and we maintain the view that the Harmony offer seriously undervalues Gold Fields. Contrary to statements in the media, there is no control premium being paid in the current offer and there’s no cash component in this offer. It simply comprises of Harmony paper.

The offer is at a ratio of 1.275 Harmony to 1 Gold Fields and when the early bird offer was closed off, that only procured a grand total of 11.5% of Gold Fields stock. Since then, the big spread in the market has further ballooned and ranges anywhere and starting to fluctuate anywhere between 1.36 and it did in fact close at 1.39 in New York at the close of business last Friday. I think this is the market telling us that they do not believe the bid will be successful at these levels, or indeed, if it will be consummated at all.

The offer remains underwater. Senior shareholders within Harmony are quoted as saying that they are opposed to a higher bid. So frankly, I’m unclear as to where this leaves Harmony. The move to unconditionally also tells us that Harmony are doubtful that they will be able to achieve greater than 50% ownership of Gold Fields. Hence, the removal of all pre-existing conditions in a last ditch bid to keep this whole bid alive.

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2005 Second Quarter Earnings	Gold Fields

In the history of corporate M&A activity, there has never been a hostile bid that has been successful whilst it remained underwater. But since then there has been no exchange of information between ourselves and Harmony that would have enabled us to change our current views on relative valuations. There have been no discussions that would have led to any agreement, and there is certainly no “done deal”.

Consequently, we stand by our view that the current Harmony offer seriously undervalues Gold Fields and shareholders are strongly advised not to tender their stock. In any event, stock should not be tendered until certainty is reached from the Competition Tribunal Hearings. But until that Tribunal has handed down a Judgment, all conditions precedent with the transaction has not been met. And any one tendering in may find themselves in a minority stake within Gold Fields, i.e. in a no man’s land.

In the meantime, the management team of Gold Fields are devoting their attention to our operations, improving where we can and delivering on our promises as we’ve done in the past because we believe that this is the best way that we can repay the support which you’ve given us. Not over the past few months, but also over the previous years as well.

And with that I thank you and I will now open up the call to questions.

Q&A Session

Operator

Ladies and gentlemen, this begins your question and answer session. If you wish to ask a question, please press star 1 on your telephone. If you wish to withdraw your question, or your question has been answered, please press star 2. Questions will be taken in the order they are received. Once again that’s star 1 for any questions.

Your first question comes from James Coupland of Goldman Sachs.

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2005 Second Quarter Earnings	Gold Fields

James Coupland – Analyst, Goldman Sachs

Hi. Good afternoon everybody. Just want to know, given that the mill is now constructed, do you have any sense of the configuration of operations going forward in terms of phasing out of the old mill? What percentage perhaps of production coming from heap leach etc.? Or any guidance in that regard please.

John Munro

Jim, we do expect to run the old mill for about 6 to 8 weeks of the March quarter and we will definitely shut it thereafter. The biggest reason for that is that it is very expensive to run and we had always planned to do that. There’s no sense in keeping it running in parallel with the new Lefroy mill. So that’s from a processing point of view.

The current plans are to maintain the heap leach around the few million tons per annum mark, which produces about 40,000 to 50,000 ounces a year of gold. And that’s of this the total target that we expect out of St Ives once we have the new mill running of around 600,000 ounces per year in total.

In terms of the operational configuration, on the mine side, we’ve got St Ives. Excuse me, Junction mine ramping down through the remainder of this financial year. We’ve got some very good remnant recovery going on there and as a result, it will be replaced with ore largely from Argo underground and in the Lefroy complex. The most important of which is currently East Repulse. We will also have Conqueror coming in late in this financial year.
So those will be the important sources of underground ores and then we’ve got mining spread right through the Revenge complex where the biggest source at the moment is Mars. But we’re moving mining also into the Agamennon West area.

James Coupland

Great. Thanks very much for the detail there. And maybe one small point. There is a statement in the press release regarding the seismic activity remains a concern at Driefontein. Do you have any colour on that one please Mike?

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2005 Second Quarter Earnings	Gold Fields

Mike Prinsloo

Yes James. On that 5 shaft in its production build up is mining a very concentrated area on the first sea rise lines and with the commissioning of the refrigeration, underground refrigeration, and the bulkhead coolers which we are in the process of doing at the moment, that will give us a lot more flexibility to be able to mine more raise lines. We’re not saying there is a concern about the seismicity. It’s the effect of the seismicity on the production machine that when we are heating that concentrated area, it impacts on the volumes. We just don’t have the flexibility to do move the crews to other working areas whilst we open up.

So with the new refrigeration and bulkhead cooling and the improved ventilation conditions, we will be able to open more raise lines and thereby have more mining flexibility. But for the short-term it is a concern.

James Coupland

Great. Thanks very much Mike.

Operator

Your next question comes from Barry Cooper of VICP World Markets

Barry Cooper – Analyst, VICP World Markets

Yes good day gentlemen. One question here relating to I guess your project beyond where you talk about suppliers and what not. I guess what we’re seeing in North America here is that as much as you would like to get a whole host of suppliers, they’ve basically gone out of business because of the downturn in the mining sector. And there is only one supplier of steel balls. There is only two suppliers of explosives. What’s the situation in South Africa and are you able to get a whole host of suppliers there that can actually bid for your consumables?

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2005 Second Quarter Earnings	Gold Fields

Nick Holland

Barry, there is no doubt that by looking worldwide for suppliers as opposed to focusing only on South Africa, we can certainly increase the price tension. But the one thing we don’t want to do out of this project is to put suppliers out of business such that we end up with no price tension at all. And one of the things we’re trying to do here is to create risk/reward relationships with suppliers that create a win/win situation. In other words, they get security of offtake and we get the benefits of improved prices. One of the ways of achieving that is to look at the drivers in each business and work out how best we maximise that for both parties.

So it isn’t just about scrounging an extra 10 or 15% each year off suppliers until we force them out of business. Very soon you’re going to end up in a situation where it rebounds on you. So there’s a careful balance here that one has to achieve and we do want to keep competitive tension out there.

A pretty general answer I’m giving you without getting into specifics, but hopefully you get the gist of what I’m saying.

Barry Cooper

Great. Okay. Then on your table with respect to showing the, I guess the evidence of non-high grading there. One of the deposits that stands out obviously is Kloof with the grades that are being mined 10% below what the headline head grade should be and what not. Just wondering how does that fit with the fact that having your kind of plan and how long is it going to take to get the grades up at Kloof?

Mike Prinsloo

Barry, I did say that you know it depends on how much slope and terrance mining actually takes place across all the shafts at Kloof, which determines it grade or mix for that quarter. But there’s no doubt that with the build up and the ramp up at number 4 shaft in higher grade areas and the mining of the mine shaft pillar, those grades will be achievable going forward. Probably over the next two quarters we will be able to get it ratcheting up enough higher than the 9.2 and then we’ve targeted the 10.

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2005 Second Quarter Earnings	Gold Fields

Ian Cockerill

I think Barry, just to add to what Mike has said, I think if you look at the global ores at Kloof, you have some very substantial shaft fillers like the main shaft filler. That carries a very high grade which is ultimately currently not available for mining. So although the ores are graded somewhat higher than the current mining, it’s because of what is available to mines. And as Mike said, at some stage that will come out. We’re already in the process of evaluating opening up some of the shaft pillars to make them available for mining in due course.

Barry Cooper

Okay. Thanks. Then John, can you just outline. Sorry? John can you just outline what’s the plans then for Cerro Corona? You’ve indicated 2006 for permitting and what not. So is that pushing actual production now until 2008, or do you still have a 2007 time horizon for production there?

John Munro

Yes Barry, to the extent that we complete permitting in the latter half of this calendar year we would definitely get going. We should all get going this year. Then it is only about a two year construction and ramp up time. So we should still be in calendar 2007 for mine production. Obviously it will take some time for the metal to get through the pipeline with the toll treatment. But that still should be in 2007.

Barry Cooper

I gather from that, sort of the latter part of 2007?

John Munro

Yes that would be. Particularly in terms of significant volumes out of metal production.

Barry Cooper

Right. Okay. Then maybe you could just walk me through. When I see your table on page 16 and you take the operating cost per ton and I’m talking about St Ives in particular here, at US$34 you multiply by the tons treated and then divided by the ounces produced. You’re coming up with a US dollar cost of around US$400 as opposed to the US$348 that you post for the quarter.

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2005 Second Quarter Earnings	Gold Fields

Where am I making an error there of US$52? Is that in your hedge position and how you’re treating that?

John Munro

No, no, no. Sorry just make sure I’m with the right numbers here. Barry, I think I understand what you’re doing. You’re taking total expenditure and dividing by ounces produced. There’s a big mismatch there because we’re still mining more than we were treating. So you need to take account of that GIP charge ,which in this quarter was 6.5m. In the previous 11.9m. Those will reverse out in the second half of this year as we start to treat more than we’re mining.

Barry Cooper

Right. Okay. Thanks a lot then. That’s all I have.

Operator

Once again ladies and gentlemen, that’s star 1 for any questions. Your next question comes from Heather Douglas of VMO Nesbitt Burns.

Heather Douglas – Analyst, VMO Nesbitt Burns

Hi. Good afternoon everyone. Can you give us an update on what the status of your mining license application is and maybe tie in a little more discussion about the negotiations you’ve had with Mvelaphanda about changing their 15% stake in South African operations into a shareholding?

Ian Cockerill

Heather, I’ll talk to the first question and Nick can talk to the second point. As far as the mining licenses are concerned, there has been an initiative process with the DME over the last three or four months. There was an issue around certain plans that had to be submitted requiring some surplus massing. They have been completed and we are now virtually at the point where having had these discussions with the DME that within the next couple of weeks or so we can submit a fully worked up submission to the DME. So we’re in good shape from that on all three of our operations.

Heather Douglas

Great. So you’re submitting them all at the same time?

Ian Cockerill

Basically yes because we see it as a complete process and it’s the most cost effective way of utilising our resources.

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2005 Second Quarter Earnings	Gold Fields

Nick Holland

Okay Heather, in terms of the second question you asked, just to be clear, we’re not accelerating the interests that Mvela had in terms of the shareholding. They still will get the shares in four year’s time because a year has basically elapsed come the end of the March. But the formula as you can recall for determining the number of Gold Fields shares that they will get if they elected to flip up was that we took a ratio of the value of the South African operations. Their share of that of the total group.

All we’ve done now is we’ve put in a floor and a cap on that. The same formula will apply and they will still only get their shares four year’s down the road. But we’ve put in a floor and a cap. Now the reason we’ve done that, we’ve put in a floor because the funding for the transaction has been provided from a number of sources and the mezzanine finance in particular is secured against the underlying shares.

Now one of the things we don’t want to happen here is that if we get into a protracted situation of Rand strength, or even more Rand strength, we don’t want to find that they trigger covenants in terms of their agreements with mezzanine lenders. So we decided to put in a floor which also gave them and ourselves certainty as to the final interest they would get if they flipped up. They still get 15% of the South African assets after five years and then either us or them can require that exchange to take place.

And if you did this sort of calculation based on the long-term prices we believe are appropriate, then 45 million shares of the call is very close anyway to where we think it should be. That compares to around about 50 million shares that they would have got using the prices that prevailed at the time of doing the deal.

A quid pro quo of course is that the cap is put in place so that if we have a run away Rand situation, or a Rand returning to levels of what it was back in 2001, that they don’t get an inordinately high share of these top companies they flipped up.

So they’re paying something for getting the floor.

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2005 Second Quarter Earnings	Gold Fields

Heather Douglas

Okay. Then my second question just has to do with the current Rand environment. I recognise that the below infrastructure projects are likely still on hold. But can you give us an idea of what decision making, or how you’re progressing them at all?

Mike Prinsloo

Yes Heather, we’ve completed the feasibility study on the KEA and on the 50 level drop down at Driefontein. We’ve finished the pre-feasibility on the EBA and those projects are now all on hold because they do have bigger prices ranging from between 85,000 per kilogram through to sort of 95,000 per kilogram. So the work has been done and we will advance forward those feasibilities if the Rand per kilogram price gets to those levels.

Heather Douglas

Okay. Great. Thank you.

Operator

Your next question comes from John Doody of Goldman Sachs.

John Doody – Analyst, Goldman Sachs

Two questions. One, I’m not quite sure I understand how the Mvela 15% interest which I understand why they get that for the Black Empowerment Group, how you still meet the terms of the 15% if they or you cause the interest converted to Gold Fields shares?

Nick Holland

John, are you talking about the test in terms of the charter?

John Doody

Right.

Nick Holland

The test in terms of the charter is that on the time of doing the deal, or the time of doing the deal, we have to have an empowerment interest of 15%. This deal, at the time of doing it, qualified for the empowerment quote. That was clear and checked out. The fact that Enfelo may decide, or we may decide, to exchange those shares for 15% shares in the [indiscernible], the shares in Gold Fields in no way detracts from that credit. And that was key to us proceeding with the transaction to make sure that we had all that in place.

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2005 Second Quarter Earnings	Gold Fields

John Doody

Okay. It was my understanding though that the ongoing interest of the Black Empowerment Group had to be 15%. So presumably if its not 15% ongoing, it could be diluted down to some much smaller interest?

Nick Holland

Just to repeat John, the test is at the time of doing the transaction.

John Doody

Okay.

Nick Holland

At the time of the transaction we satisfied the requirement.

John Doody

Alright and then the other question relates to the Harmony offer and the Norilsk interest and I know you’ve had conversations with Norilsk. And I’ve seen reports in the press that the Harmony/Norilsk deal, the lock up expires in May of this year. Can you comment on that?

Ian Cockerill

John, that’s exactly right. I think it is May 5th that the deal will expire.

John Doody

Okay. So then there’s no relationship, or no ongoing commitment by Norilsk to Harmony and something else could happen to their shares if need be at that time?

Ian Cockerill

As the irrevocable is written now, that is the irrevocable in place.

John Doody

Alright. Great. Thank you and good luck.

Ian Cockerill

Thank you.

Operator

Your next question comes from James Coupland of Goldman Sachs.

James Coupland

Hello again. Just further to Heather’s question about the 85,000 to 95,000 Rand per kilo gold price necessary for the South African deep level projects. I guess one of the issues about the Rand is as much as strength is volatility and given these are long-life projects, I guess what are the conditions precedent that you need to execute on the decision, in order to make the decision to go ahead given that they are very long-life projects?

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2005 Second Quarter Earnings	Gold Fields

Ian Cockerill

Jim, good question. Thanks. Just a point of clarification. If you look at the annual report and the supplement that went in the annual report, you will see that all three of those projects were evaluated at prices ranging between 85,000 and 89,000. Sorry for the error there.

But if one looks, it is obviously a question of price. Clearly, one takes a long-term view, a long-term sustainable price. But what we’re also doing is we’re seeing if there are ways around us being able to further reduce either capital cost or working cost. Such that we make those projects more viable.

So really it’s a combination of the Rand price environment that we would work in, what we see as being the levels of productivity that we could achieve in new areas or new layouts. Those I think are the most important factors because ironically enough these projects are sensitive to working costs. They’re also sensitive to grades. We’ve spent a lot of time and money firming up on the grades in these areas and particularly at KEA, we’ve put a lot of additional holds in place to firm up our geological models. And so far those models have been holding up quite nicely.

So it’s a normal variety of issues that would determine the viability of these projects.

James Coupland

Thanks very much Ian.

Willie Jacobsz

Bernie, we will take a last question now.

Operator

Sir, you have no further questions at this time.

Ian Cockerill

Bernie, well thank you very much indeed. Thank you to everybody who has listened in on the call. We appreciate you being here and we look forward to giving you some very sound results in the March quarter in three month’s time. Thank you all. Good night and cheerio bye bye.

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2005 Second Quarter Earnings	Gold Fields

Operator

Ladies and gentlemen, thank you for your participation on today’s conference. This concludes your call. You may now disconnect.

[end]

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2005 Second Quarter Earnings	Gold Fields

Important Information for US shareholders

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

Forward-looking statements

The materials in this transcript may contain forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in these materials that are not historical facts are “forward-looking statements”.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in the following materials are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the following materials and Gold Fields’ Annual Report on Form 20-F for the financial year ended June 30, 2003.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the proposed merger with IAMGold Corporation; overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the materials in which such statements are contained or to reflect the occurrence of unanticipated events.

COPIES OF THIS DOCUMENT ARE NOT BEING MADE AVAILABLE, AND MUST NOT BE MAILED, FORWARDED, TRANSMITTED OR OTHERWISE DISTRIBUTED OR SENT IN OR INTO AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF IRELAND OR ANY OTHER JURISDICTION IN WHICH IT IS ILLEGAL TO MAKE THIS DOCUMENT AVAILABLE AND PERSONS RECEIVING THIS DOCUMENT (INCLUDING CUSTODIANS, NOMINEES AND TRUSTEES) MUST NOT DISTRIBUTE, FORWARD, MAIL, TRANSMIT OR SEND IT IN OR INTO OR FROM AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF IRELAND OR ANY SUCH OTHER JURISDICTION.

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